

10033142

n.a. 8/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert P. Meo — (212) 902-6856
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


RECEIVED
MAR - 1 2010
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) An Oath or Affirmation

( ) (c) A Letter of Attestation

(X) (d) Statement of Financial Condition

(X) (e) Statement of Earnings

(X) (f) Statement of Changes in Stockholder's Equity

( ) (g) Statement of Changes in Subordinated Borrowings

(X) (h) Statement of Cash Flows

( ) (i) Consolidated Statement of Comprehensive Income

(X) (j) Computation of Net Capital Pursuant to Rule 15c3-1

(X) (k) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(X) (l) Information relating to the Possession or Control requirements under Rule 15c3-3

( ) (m) A reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation

( ) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit.

( ) (q) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

( ) (r) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

OATH OR AFFIRMATION

February 26, 2010

State of Massachusetts
ss:
County of Massachusetts

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



Michael A. Reardon
President and CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 26th day of February, 2010




ANGELA M.B GERMAIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 22, 2013

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Firm") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

EPOCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009

Assets	
Cash	$ 21,508,933
Receivables from affiliates	10,229,030
Deferred tax asset	11,320
Total assets	$ 31,749,283
Liabilities and shareholder's equity	
Taxes payable	1,996,384
Other liabilities and accrued expenses	11,000
Total liabilities	2,007,384
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(88,329,452)
Total shareholder's equity	29,741,899
Total liabilities and shareholder's equity	$ 31,749,283

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the firm) is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm acts as the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers. The firm engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers.

Note 2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and commission based transactions.

In connection with Group Inc. becoming a bank holding company, the Group Inc. was required to change its fiscal year-end from November to December. In April 2009, the Board of Directors of Group Inc. approved a change in the firm's fiscal year-end from the last Friday of December to December 31. The firm also changed to a calendar year-end.

All references to 2009, unless specifically stated otherwise, refer to the firm's fiscal period ended, or the date, as the context requires, December 31, 2009.

Use of Estimates

This statement of financial condition has been prepared in accordance with generally accepted accounting principles (GAAP) that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. No valuation allowance is recorded at December 31, 2009 because the firm believes the net deferred tax assets will more likely than not be realized. The firm adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007. The firm recognizes tax positions only when it is more likely than not that the position will be sustained upon examination by the relevant tax authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. The adoption did not have an effect the firm's financial condition.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm's tax payable to Group Inc. is presented as a component of "Taxes payable" in the statement of financial condition.

Recent Accounting Developments

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the firm for the period ended December 2009 and did not have an effect on the firm's financial condition.

Note 3. Related Party Transactions

The firm has recorded $10.3 million of receivables from affiliates of which $9.5 million is in a brokerage account with GS&Co., and $0.8 million is due from Group Inc. related to income taxes.

Note 4. Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in aggregate, will not have a material adverse effect on the firm's financial condition. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may have been incurred.

Note 5. Income Taxes

The firm had a deferred tax asset at December 31, 2009 of $11,320 related to amortization shown in the statement of financial condition.

The firm adopted accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007. As of December 31, 2009, the firm did not record a liability for unrecognized tax benefits.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 6. Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2009, the firm had regulatory net capital of $28.9 million, which exceeded the amount required by $28.6 million.

Pursuant to a clearing agreement, Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, clears all of the firm's securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computations.

As it relates to its common remitter activities business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the firm and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007. With respect to its investment banking business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) as it continues to clear all of its securities transactions with GSEC on a fully disclosed basis.